Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC Announces Blockchain and Artificial Intelligence Crypto Rewards Platform through Strategic Web3 Alliance with Morphotech to Revolutionize Martial Arts Engagement and Monetization

New York, NY – June 26, 2025 — Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), an NYSE American listed innovator at the intersection of combat sports and digital transformation, aims to spark a global movement to redefine the way martial arts are experienced through immersive, blockchain-enabled experiences.

In an era characterised by connectivity, immersion and community empowerment, MMA is creating a versatile, dual-layer platform that combines the familiarity of Web 2.0 with the potential of Web 3.0, designed for 700 million global fans of mixed martial arts. Supported by the fast and scalable Blockchain network, the platform will feature instant reward systems, live competitions, and a creator-centric economy where fighters, fans, and content creators are rewarded with tokens for their participation.

Partnering with MMA.INC in this platform innovation is Morphotech Pte Ltd, a leading technology company recognized for building next generation Web3 infrastructure. Alongside MMA Cofounder and Chief Technology Officer, James Fleet, Morphotech will lead the technical development, leveraging its blockchain expertise and gamification skills to create a resilient architecture, real-world token utility and transparent smart contracts, bringing a vibrant martial arts metaverse to life, aligned with MMA’s vision for rewarding fan and practitioner participation across a vast spectrum.

Key platform features will include:

●	Tokenized XP & Rewards System

●	NFT Marketplaces & Creator Monetization Tools

●	Tribe-based Competitive Arenas & Social Leaderboards

●	Future-Ready AR Enhancements & Immersive Training Tools

MMA.INC’s native utility token will be the heartbeat of this revolutionary ecosystem, fuelling every aspect from staking and governance to exclusive content and high-frequency microtransactions. Empowered by this powerful token, our ecosystem promises lightning-fast performance and negligible fees, driving innovation and transforming the future of digital interactions.

“This isn’t just a platform. It’s a movement that’s reshaping the future of martial arts. We’re not merely connecting fighters and fans; we’re igniting a global, on-chain martial arts economy that will redefine the industry,” declared Mr. Nick Langton, CEO and Founder of MMA, “Leveraging our partnership with Morphotech and harnessing its world class innovation and expertise, we are positioning MMA to dominate Web3’s sports entertainment landscape as its next breakout success.”

We believe this ground-breaking initiative positions MMA at the frontier of sport, technology, and finance. It unleashes a new era in digital martial arts, one driven by fierce ownership, vibrant community, and relentless innovation. Investors, fans, and visionaries are invited to be part of this trailblazing revolution.

“The future is real-time. The future is on-chain. The future is MMA.INC.”

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

About Morphotech Pte Ltd

Morphotech, a pioneering Singapore-based technology company, is at the forefront of innovation in blockchain systems, artificial intelligence, and immersive digital solutions. With a bold vision to revolutionize economic models and empower creators worldwide, Morphotech is redefining how industries interact with the digital frontier, driving transformative change across multiple sectors.

For more in-depth information, please refer to www.morphotech.com

●	Facebook: MorphotechLTD
●	Instagram: @morphotechltd
●	X: @Morphotech
●	LinkedIn: Morphotech

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc